SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 1
                                      TO
                                  SCHEDULE TO

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                              PSB HOLDINGS, INC.
                      (Name of Subject Company (Issuer))

                              PSB HOLDINGS, INC.
                                   (Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   69360N108
                     (Cusip Number of Class of Securities)

                              SCOTT M. CATTANACH
                                   TREASURER
                              PSB HOLDINGS, INC.
                           1905 WEST STEWART AVENUE
                               WAUSAU, WI 54401
                           TELEPHONE:  715-842-2191
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  Copies to:
                             ARNOLD J. KIBURZ III
                             RUDER WARE, L.L.S.C.
                          500 THIRD STREET, SUITE 700
                                 P.O. BOX 8050
                               WAUSAU, WI 54402
                           TELEPHONE:  715-845-4336

                          CALCULATION OF FILING FEE*
Transaction Valuation:  $3,375,000   Amount of Filing Fee:  $361.13

     * Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 100,000 shares of common stock at the tender offer price per share of $33.75.

(checked box) Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
     Amount Previously Paid:      $361.13      Filing Party: PSB HOLDINGS, INC.
     Form or registration Number: SCHEDULE TO  Date Filed:   MAY 10, 2006

(box) Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    (box)  third-party tender offer subject to Rule 14d-1.
    (checked box)  issuer tender offer subject to Rule 13e-4.
    (box)  going-private transaction subject to Rule 13e-3.
    (box)  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: (box)
                                       -1-

      This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on May 10, 2006 (the "Schedule TO") relating to the offer by PSB Holdings, Inc., a Wisconsin corporation ("PSB"), to purchase up to 100,000 shares of its common stock at a price, net to the seller in cash, without interest thereon, of $33.75 per share. PSB's offer is made on the terms and subject to the conditions set forth in its Offer to Purchase dated May 10, 2006 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were filed as Exhibits 99.(a)(1)(A) and 99.(a)(1)(B), respectively, to the Schedule TO and which together constitute PSB's tender offer.

ITEM 1.     SUMMARY TERM SHEET.

      The information set forth in Item 1 of Schedule TO is hereby amended and supplemented by the following:

      (1)   Q&A 17 is amended and restated in its entirety to read as follows:

            17.   Q:    HOW AND WHEN WILL I BE PAID?
            A:    You will be paid the purchase price, in cash, promptly after the expiration of the offer and the acceptance of the shares for payment. No interest will be paid on the purchase price. There may be tax consequences to receiving this payment. SEE SECTIONS 1, 3, 5, AND 13.

ITEM 4.     TERMS OF THE TRANSACTION.

      The information set forth in Item 4(a) of Schedule TO is hereby amended and supplemented by the following:

      (1) The following sentence under the caption "Forward-Looking Statements" on the top of page 5 of the Offer to Purchase is deleted:

            We assume no obligation, and do not intend, to update these forward-looking statements.

      (2)   The first full paragraph on page 6 of the Offer to Purchase in
      Section 1, "Number of Shares; Proration," is amended and restated in its entirety to read as follows:

            Certificates for all shares tendered and not purchased pursuant to the offer will be returned to the tendering shareholders at our expense promptly following the Expiration Time. See "Proration" below, in this Section 1.

      (3) The second sentence under the subcaption "Proration" on page 6 of the Offer to Purchase in Section 1, "Number of Shares; Proration," is amended and restated in its entirety to read as follows:

            We will determine the proration factor promptly following the Expiration Time.
                                       -2-
      (4) The following sentence under the subcaption "Determination of Valid Tender" in Section 3, "Procedures for Tendering Shares," on page 10 of the Offer to Purchase is deleted:

            We also reserve the absolute right to waive any of the conditions of our offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder.

      (5) The first sentence in Section 5, "Purchase of Shares and Payment of Purchase Price," on page 11 of the Offer to Purchase is amended and restated in its entirety to read as follows:

            Promptly following the Expiration Time, we will accept for payment and pay for (and thereby purchase) shares validly tendered and not withdrawn prior to the Expiration Time.

      (6) The first sentence in the second paragraph in Section 5, "Purchase of Shares and Payment of Purchase Price," on page 12 of the Offer to Purchase is amended and restated in its entirety to read as follows:

            We will pay for all of the shares accepted for payment pursuant to our offer promptly after the Expiration Time.

      (7) The first sentence in the third paragraph in Section 5, "Purchase of Shares and Payment of Purchase Price," on page 12 of the Offer to Purchase is amended and restated in its entirety to read as follows:

            In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time.

      (8) The third sentence in the third paragraph in Section 5, "Purchase of Shares and Payment of Purchase Price," on page 12 of the Offer to Purchase is amended and restated in its entirety to read as follows:

            Certificates representing all shares tendered and not purchased due to proration or because the Letter of Transmittal was not properly completed will be returned to the tendering shareholder promptly after the Expiration Time without expense to the tendering shareholders.

      (9) The second sentence of the first paragraph in Section 6, "Conditions of the Offer," on page 12 of the Offer to Purchase, is amended, in part, to read as follows:

            Notwithstanding any other provision of our offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend our offer and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after May 10, 2006, and before the Expiration Time (except for any required governmental approvals), any of the following shall have occurred:

      (10) The penultimate paragraph in Section 6, "Conditions of the Offer," on page 14 of the Offer to Purchase, is amended and restated in its entirety to read as follows:

            The foregoing conditions are for our sole benefit and may be asserted by us on or before the Expiration Time regardless of the circumstances giving rise to any such condition (other than conditions that are proximately caused by our action or failure to act) and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion, but in any case, prior to the Expiration Time; provided, however, that any such waiver shall apply to all shareholders. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time or before the Expiration Time. Any determination by us concerning the events described above will be final and binding on all parties, subject, however, to any contrary determination which may be made by a court of competent jurisdiction or an administrative or regulatory agency in the exercise of its lawful authority.

      (11) The first two sentences of the second paragraph in Section 14, "Extension of Offer; Termination; Amendment," page 21 of the Offer to Purchase, are amended and restated in their entirety as follows:

            We also expressly reserve the right to terminate or amend our offer, or postpone acceptance or payment for the shares (subject to the requirements of the Exchange Act) upon the occurrence of any of the conditions specified in Section 6.

ITEM 12.    EXHIBITS.

      (1) Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibit:

            99.(a)(1)(D) Notice of Guaranteed Delivery
                                       -4-
                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PSB HOLDINGS, INC.

June 2, 2006                               By:  SCOTT M. CATTANACH
                                                Scott M. Cattanach
                                                Treasurer

                                 EXHIBIT INDEX
                                      TO
                                AMENDMENT NO. 1
                                      TO
                                  SCHEDULE TO
                              DATED MAY 10, 2006
                                      OF
                              PSB HOLDINGS, INC.
                 Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. Section 232.102(d))

      99.(a)(1)(A)* Offer to Purchase dated May 10, 2006.
      99.(a)(1)(B)* Letter of Transmittal (including Certification of Taxpayer
                    Identification Number on Substitute Form W-9). 99.(a)(1)(C)* Form of Letter to Shareholders of PSB dated May 10, 2006. 99.(a)(1)(D) Notice of Guaranteed Delivery
      99.(a)(5)(A)* News Release issued by PSB dated May 10, 2006.


      *Previously filed with Schedule TO on May 10, 2006.